

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4561

November 17, 2008

JoAnn Sannasardo Lilek
Executive Vice President and
Chief Financial Officer
Midwest Banc Holdings, Inc.
501 W. North Ave.
Melrose Park, IL 60160

      **Re: Midwest Banc Holdings, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed November 12, 2008
           File No. 001-13735**

Dear Ms. Lilek:

      We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

                           Sincerely,

                           Kathryn McHale
                           Staff Attorney